MORGAN STANLEY PACIFIC GROWTH FUND INC.

SUB-ITEM 77I: TERMS OF NEW OR AMENDED SECURITIES

Establishment of New Class R and Class W Shares
-----------------------------------------------
Pursuant to the Registrant's Declaration of Trust, the Trustees of the
Registrant approved the establishment and designation of two additional class of shares of the Registrant: Class R Shares and Class W shares ("Additional
Classes").

The Additional Classes do not have an initial or deferred sales charge, but do have a 2% redemption fee to the extent shares are redeemed or exchanged within
30 days of purchase. Class R shares are subject to a combined annual distribution and shareholder services (12b-1) fee of up to 0.50% of the average daily net assets of Class R shares. Class W shares are subject to a combined annual distribution and shareholder services (12b-1) fee of up to 0.35% of the average daily net assets of Class W shares.

Class R shares are offered only to certain tax-exempt retirement plans
(including, 401(k) plans, 457 plans, employees-sponsored 403(b) plans, profit-sharing and money purchase pension plans, defined benefit plans and non-qualified deferred compensation plans) held in plan level or omnibus accounts. Individual retirement plans, such as IRAs, are not eligible to purchase Class R shares. Class W shares are offered only to investors purchasing through investment programs managed by investment professionals, including discretionary managed account programs approved by the Fund's distributor.